April 3, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:	DiaMedica Therapeutics Inc. Request to Withdraw Registration Statement on Form 20-F Filed January 30, 2014, as amended (File No. 1-36291)
Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), DiaMedica Therapeutics Inc. (formerly, "DiaMedica Inc.") requests the withdrawal of DiaMedica's Registration Statement on Form 20-F (File Number 1-36291) (the "Registration Statement"), initially filed with the Securities and Exchange Commission (the "Commission") on January 30, 2014, as amended. The Registration Statement is being withdrawn because it was filed in connection with a contemplated listing on the Nasdaq Stock Market, but at the time the listing did not come to fruition and several years have now passed since the filing of the Registration Statement.  In the event that DiaMedica determines in the future to register a class of its securities under the Securities Exchange Act of 1934, a new registration statement will be filed.  No sales of securities have been or will be made pursuant to the Registration Statement, which did not become effective under the Securities Exchange Act of 1934.

If you have any questions or require additional information, please do not hesitate to contact me at (763) 710-4455 or Daniel M. Miller, our counsel, at (604) 630-5199.
Sincerely,
DiaMedica Therapeutics Inc.

By: /s/Rick Pauls____________________
 Rick Pauls
 President & CEO

cc: Scott Kellen, DiaMedica Therapeutics Inc.
   Daniel M. Miller, Dorsey & Whitney LLP